EXHIBIT 16.1

March 19, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated March 19, 2015, of Veeco Instruments Inc. and are in agreement with the statements contained in the fourth and fifth paragraphs on page two therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the lack of internal control to prepare financial statements included in the fifth paragraph on page two therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2013 financial statements.

/s/ Ernst & Young LLP